SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A. C.N.P.J. No. 42.150.391/0001-70 (NIRE) 29300006939

A Publicly-Held Company

NOTICE TO SHAREHOLDERS

Braskem S.A. (“Braskem” or “Company”), observing article 133, paragraph 1, of Law No. 6,404, dated December 15, 1976, as amended (“Corporation Law”), and other relevant provisions of the law and bylaws, notify its shareholders and the general market that the documents referred to in article 133 of the Corporation Law and in articles 9, 10, 11 and 12 of the CVM Ruling No. 481, of December 17, 2009, as amended, regarding the fiscal year ended on December 31, 2018, are available at the Company’s office located at Rua Lemos Monteiro, 120, 14º andar, Butantã, in the City of São Paulo, State of São Paulo - CEP 05501-050. Such documents shall be addressed at the Company’s Ordinary and Extraordinary General Meeting to be held on April 16, 2019, to wit: (i) the management report on the company’s affairs and major administrative events of the last financial year; (ii) copy of the financial statements; (iii) independent auditors’ opinion; and (iv) fiscal board’s opinion. These documents can also be found in the following websites: (i) www.braskem-ri.com.br; and (ii) www.cvm.gov.br.

Camaçari/BA, March 15, 2019.

Braskem S.A.

PEDRO VAN LANGENDONCK TEIXEIRA DE FREITAS

Investor Relations Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.